FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release:   “Syngenta acquires Maribo Seed sugar beet business from Nordic Sugar”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contact:		Analyst/Investor contacts:

Media Office		Médard Schoenmaeckers		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24			John Hudson Switzerland	+41 61 323 6793
				USA	+1 202 737 6520
www.syngenta.com

Basel, Switzerland, May 27, 2010

Syngenta acquires Maribo Seed sugar beet business from Nordic Sugar

•	Consolidates position in sugar beet across Europe

•	Further enhances outlook for Diverse Field Crops

Syngenta announced today the signing of an agreement to acquire the Maribo Seed sugar beet business from Nordic Sugar, a subsidiary of Nordzucker AG, for a consideration of €43 million ($52.8 million) plus €5 million ($6.1 million) contingent payments on a cash and debt free basis. The transaction includes the seed production and sales activities of Maribo Seed as well as the Maribo brand name. In 2009 sales of the acquired activities were around €35 million ($49 million).

“This acquisition consolidates our position in European sugar beet,” said Davor Pisk, Chief Operating Officer Syngenta Seeds. “Maribo Seed has incorporated Syngenta genetics in its range since 1992. It is a strong and well-established brand in key markets.”

Beet sugar accounts for around 30 percent of the world's sugar production. Globally, sugar beet is grown on around four million hectares, mainly in the European Union, the Commonwealth of Independent States (CIS) and the United States. The global sugar beet seeds market is currently valued at around $750 million.

Maribo Seed was created in 1920 and is headquartered close to Copenhagen in Holeby, Denmark. The company sells its sugar beet seeds in 35 countries and has commercial operations across Europe including Russia, Poland, Denmark and the UK. Maribo Seed has around 170 employees.

The transaction is subject to the approval of regulatory authorities.

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve

Syngenta – May 27, 2010 / Page 1 of 2

health and quality of life.  For more information about us please go to www.syngenta.com or www.growmorefromless.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – May 27, 2010 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	May 27, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration